FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor”) since June 22, 2018, is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2018 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2017 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2017, the Corporation changed its organizational structure and transferred its book publishing and distribution operations, and music distribution and production operations from the Media segment to the Sports and Entertainment segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of a revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2018

•         Quebecor Media’s revenues totalled $1.06 billion in the third quarter of 2018, a $17.6 million (1.7%) increase from the same period of 2017.

•         On October 16, 2018, Quebecor announced that Manon Brouillette will step down as President and Chief Executive Officer of Videotron Ltd. (“Videotron”) on December 31, 2018 for personal reasons. The Corporation thanks Ms. Brouillette for her major role in Videotron’s success over the past 14 years and her contribution to Quebecor’s business plan. Ms. Brouillette’s name will be submitted to the Corporation’s Human Resources Committee and Corporate Governance Committee in 2019 for appointment to Quebecor’s Board of Directors.

Telecommunications

•         The Telecommunications segment grew its revenues by $30.2 million (3.6%) and its adjusted EBITDA by $35.6 million (9.1%) in the third quarter of 2018.

•         Videotron significantly increased its revenues from mobile telephony ($18.8 million or 15.7%), Internet access ($11.3 million or 4.3%), customer equipment sales ($8.8 million or 16.2%) and the Club illico over-the-top video service (“Club illico”) ($1.8 million or 17.8%) in the third quarter of 2018.

•         Videotron’s total ABPU was $49.70 in the third quarter of 2018, compared with $48.50 in the same period of 2017, a $1.20 (2.5%) increase. Mobile ABPU was $54.28 in the third quarter of 2018, compared with $53.34 in the same period of 2017, a $0.94 (1.8%) increase.

•         There was a net increase of 56,500 RGUs (0.9%) in the third quarter of 2018, including 41,500 connections to the mobile telephony service, 23,400 subscriptions to the cable Internet access service and 11,000 memberships in Club illico.

•         On September 13, 2018, Videotron announced the launch of Fizz, a dynamic and competitive new brand that delivers cellphone service featuring advantageous pricing, a fully digital experience and user autonomy. Videotron, the Corporation’s flagship brand, will continue focusing on premium wireless plans and the business segment, while Fizz will aim to increase market penetration among digital natives and new mobile users.

Media

•         On October 15, 2018, Quebecor launched QUB radio, a new online and mobile app platform with a live radio stream and a library of podcasts. QUB radio is an innovative audio project that positions Quebecor among the leaders in digital media in Canada.

•         On August 27, 2018, TVA Group Inc. (“TVA Group”) acquired all the shares of Audio Zone Inc. (“Audio Zone”), a film production and audiovisual services company that provides postproduction sound services.

•         On August 13, 2018, Quebecor acquired LC Media Inc. (“LC Media”), owner of Le Guide de l’auto, an authoritative car guide published by Quebecor’s Les Éditions de l’Homme. Le Guide de l’auto has also made a successful shift to digital, drawing 1.5 million unique visitors monthly to its websites, guideautoweb.com and carguideweb.com. The acquisition will enable Quebecor to enrich the automotive content on all its platforms.

•         According to the fall 2018 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with nearly 4.0 million readers per week across all platforms (print, mobile and Internet). TVA Group remains a leading player in the Canadian magazine industry with 9.0 million readers per week across all platforms.

Financial transactions

•         On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021. On the same day, Quebecor drew down $10.0 million on this subordinated loan agreement and $50.0 million on the subordinated loan agreement dated April 3, 2018.

•         On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in July 2021. On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, and to clarify the impact of the retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies”, columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income tax and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

			With adoption of IFRS15[1]				Without IFRS15[2]
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$425.8	$390.2	$1,258.9	$1,171.9	$415.1	$379.3	$1,252.8	$1,145.2
Media	29.6	35.7	27.8	46.9	29.6	35.7	27.8	46.9
Sports and Entertainment	7.2	8.3	3.1	3.9	7.2	8.3	3.1	3.9
Head Office	1.4	(1.5)	(0.7)	(11.7)	1.4	(1.5)	(0.7)	(11.7)
	464.0	432.7	1,289.1	1,211.0	453.3	421.8	1,283.0	1,184.3
Depreciation and amortization	(181.3)	(174.6)	(540.1)	(516.4)	(181.3)	(174.6)	(540.1)	(516.4)
Financial expenses	(72.1)	(69.1)	(209.5)	(213.1)	(72.1)	(69.1)	(209.5)	(213.1)
Loss on valuation and translation of financial instruments	(0.7)	(0.9)	(1.4)	(1.8)	(0.7)	(0.9)	(1.4)	(1.8)
Restructuring of operations, litigation and other items	(13.6)	(6.7)	(22.1)	(7.3)	(13.6)	(6.7)	(22.1)	(7.3)
Gain on sale of spectrum licences	–	243.1	–	330.9	–	243.1	–	330.9
Impairment of goodwill and other assets	–	(43.5)	–	(43.8)	–	(43.5)	–	(43.8)
Loss on debt refinancing	–	–	–	(15.6)	–	–	–	(15.6)
Income taxes	(51.9)	(68.6)	(136.6)	(102.5)	(51.9)	(68.6)	(136.6)	(102.5)
Income from discontinued operations	–	5.9	–	14.3	–	5.9	–	14.3
Impact of IFRS 15	–	–	–	–	10.7	10.9	6.1	26.7
Net income	$144.4	$318.3	$379.4	$655.7	$144.4	$318.3	$379.4	$655.7

1    Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies”

2    Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Cash flows from segment operations

Cash flows from segment operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2018/2017 third quarter comparison

Revenues: $1.06 billion, an $17.6 million (1.7%) increase.

•         Revenues increased in Telecommunications ($30.2 million or 3.6% of segment revenues).

•         Revenues decreased in Media ($15.9 million or -8.5%) and in Sports and Entertainment ($2.2 million or -3.9%).

Adjusted EBITDA: $464.0 million, a $31.3 million (7.2%) increase.

•         Adjusted EBITDA increased in Telecommunications ($35.6 million or 9.1% of segment adjusted EBITDA) and there was a favourable variance at Head Office ($2.9 million).

•         There was an unfavourable variance in Media ($6.1 million or -17.1%) and in Sports and Entertainment ($1.1 million or -13.3%).

•         The change in the fair value of Quebecor Media stock options resulted in a $1.0 million favourable variance in the stock-based compensation charge in the third quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.8 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2018.

Net income attributable to shareholders: $140.1 million in the third quarter of 2018, compared with $323.1 million in the same period of 2017, a $183.0 million decrease.

•         The main unfavourable variances were:

o      $243.1 million gain on the sale of a spectrum licence recognized in the third quarter of 2017, including $121.6 million without any tax consequences;

o      $9.1 million unfavourable variance in non-controlling interest;

o      $6.9 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

o      $6.7 million increase in the depreciation and amortization charge;

o      $5.9 million unfavourable variance in income from discontinued operations;

o      $3.0 million increase in financial expenses.

•         The main favourable variances were:

o      $43.5 million favourable variance in the charge for impairment of goodwill and other assets, including $4.6 million without any tax consequences;

o      $31.3 million increase in adjusted EBITDA;

o      $16.7 million decrease in the income tax expense.

Depreciation and amortization charge: $181.3 million in the third quarter of 2018, a $6.7 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems, as well as the impact of changes to the depreciation period for some telecommunication network components.

Financial expenses: $72.1 million in the third quarter of 2018, a $3.0 million increase caused mainly by higher average indebtedness as a result of debt financing of a portion of the repurchase of Quebecor Media shares held by CDP Capital d’Amérique Investissements Inc. (“CDP Capital”) in the second quarter of 2018, partially offset by higher interest revenues from Quebecor under loan agreements made in 2018 and a lower average interest rate on the debt.

Loss on valuation and translation of financial instruments: $0.7 million in the third quarter of 2018 compared with $0.9 million in the same period of 2017, a $0.2 million favourable variance.

Charge for restructuring of operations, litigation and other items: $13.6 million in the third quarter of 2018 compared with $6.7 million in the same period of 2017, a $6.9 million unfavourable variance.

•      A $14.9 million charge for impairment of assets was recognized in the third quarter of 2018, primarily in the Telecommunications segment. A $1.3 million net gain was also recorded in the third quarter of 2018 in connection with disposal of assets and cost-reduction initiatives in the Corporation’s various segments.

•      A $6.7 million net charge was recognized in the third quarter of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments and customer migration from analog to digital service in the Telecommunications segment.

Gain on sale of spectrum licences: $243.1 million in the third quarter of 2017.

•         On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. A $243.1 million gain was recognized on the sale of the licences, including $121.6 million without any tax consequences.

Charge for impairment of goodwill and other assets: $43.5 million in the third quarter of 2017.

•         In the third quarter of 2017, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, and a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, were recorded in the third quarter of 2017. An additional $1.1 million charge for impairment of intangible assets was also recognized in various segments of the Corporation in the third quarter of 2017.

Income tax expense: $51.9 million (effective tax rate of 26.2%) in the third quarter of 2018, compared with $68.6 million (effective tax rate of 26.0%) in the same period of 2017, a $16.7 million favourable variance caused essentially by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2018/2017 year-to-date comparison

Revenues: $3.11 billion, a $27.7 million (0.9%) increase.

•         Revenues increased in Telecommunications ($69.2 million or 2.8% of segment revenues).

•         Revenues decreased in Media ($39.8 million or -7.0%) and in Sports and Entertainment ($2.4 million or -1.8%).

Adjusted EBITDA: $1.29 billion, a $78.1 million (6.4%) increase.

•         Adjusted EBITDA increased in Telecommunications ($87.0 million or 7.4% of segment adjusted EBITDA). There was a favourable variance at Head Office ($11.0 million), mainly due to lower compensation costs.

•         There was an unfavourable variance in Media ($19.1 million or -40.7%) and in Sports and Entertainment ($0.8 million or -20.5%).

•         The change in the fair value of Quebecor Media stock options resulted in a $2.0 million favourable variance in the stock-based compensation charge in the first nine months of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $0.6 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2018.

Net income attributable to shareholders: $380.0 million in the first nine months of 2018, compared with $663.6 million in the same period of 2017, a $283.6 million decrease.

•         The main unfavourable variances were:

o      $330.9 million gain on the sale of spectrum licences recognized in the first nine months of 2017, including $165.5 million without any tax consequences;

o      $34.1 million increase in the income tax expense;

o      $23.7 million increase in the depreciation and amortization charge;

o      $14.8 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

o      $14.3 million unfavourable variance in income from discontinued operations;

o      $7.3 million unfavourable variance in non-controlling interest.

•         The main favourable variances were:

o      $78.1 million increase in adjusted EBITDA;

o      $43.8 million favourable variance in the charge for impairment of goodwill and other assets, including $4.6 million without any tax consequences;

o      $15.6 million favourable variance in the loss on debt refinancing;

o      $3.6 million decrease in financial expenses.

Depreciation and amortization charge: $540.1 million, a $23.7 million increase due essentially to the same factors as those noted under “2018/2017 third quarter comparison.”

Financial expenses: $209.5 million, a $3.6 million decrease caused mainly by interest revenues from Quebecor under loan agreements made in the first nine months of 2018, higher interest revenues generated by liquidity, and lower average interest on the debt, partially offset by higher average indebtedness as a result of debt financing of a portion of the repurchase of Quebecor Media shares held by CDP Capital in the second quarter of 2018.

Loss on valuation and translation of financial instruments: $1.4 million in the first nine months of 2018 compared with $1.8 million in the same period of 2017, a $0.4 million favourable variance.

Charge for restructuring of operations, litigation and other items: $22.1 million in the first nine months of 2018, compared with $7.3 million in the same period of 2017, a $14.8 million unfavourable variance.

•      A $14.9 million charge for impairment of assets was recognized in the first nine months of 2018, primarily in the Telecommunications segment. A $7.2 million net charge was also recorded in the first nine months of 2018 in connection with cost-reduction initiatives in the Corporation’s various segments, and disposal of assets.

•      A $7.3 million net charge was recognized in the same period of 2017 in connection with cost-reduction initiatives in various segments of the Corporation, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes.

Gain on the sale of spectrum licences: $330.9 million in the first nine months of 2017.

•      On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. A $243.1 million gain was recognized on the sale of the licences, including $121.6 million without any tax consequences.

•      On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the metropolitan Toronto area to Rogers Communications Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. An $87.8 million gain was recognized on the sale of the licence, including $43.9 million without any tax consequences.

Charge for impairment of goodwill and other assets: $43.8 million in the first nine months of 2017 due to essentially the same factors as those noted under “2018/2017 third quarter comparison.”

Loss on debt refinancing: $15.6 million in the first nine months of 2017.

•      On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income in the first nine months of 2017 in connection with this redemption.

•      On May 1, 2017, Quebecor Media fully redeemed its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount. A $10.4 million loss was recorded in the consolidated statement of income in the first nine months of 2017 in connection with this redemption.

Income tax expense: $136.6 million (effective tax rate of 26.4%) in the first nine months of 2018, compared with $102.5 million (effective tax rate of 18.1%) in the same period of 2017, a $34.1 million unfavourable variance. The increases in the income tax expense and the effective tax rate mainly reflect recognition in the first nine months of 2017 of benefits arising from prior year tax losses, which was partially offset by the impact on the income tax expense of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2018 operating results

Revenues: $859.8 million in the third quarter of 2018, a $30.2 million (3.6%) increase.

•         Revenues from the mobile telephony service increased $18.8 million (15.7%) to $138.3 million, essentially due to an increase in the number of subscriber connections.

•         Revenues from Internet access services increased $11.3 million (4.3%) to $272.0 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of increases in some rates and the product mix, as well as customer growth, partially offset by a decrease in overage charges.

•         Combined revenues from all cable television services decreased $4.4 million (-1.7%) to $247.6 million, due primarily to the impact of a net decrease in the customer base, the unfavourable product mix and a decrease in video-on-demand and pay-per-view orders, partially offset by higher per-customer revenues due in part to increases in some rates, and by increased revenues from the leasing of digital set-top boxes.

•         Revenues from the cable telephony service decreased $7.2 million (-7.3%) to $91.0 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•         Revenues from Club illico increased $1.8 million (17.8%) to $11.9 million, essentially because of subscriber growth.

•         Revenues of Videotron Business increased $1.5 million (4.9%) to $32.4 million, due primarily to the impact of higher revenues at Fibrenoire inc. (“Fibrenoire”).

•         Revenues from customer equipment sales increased $8.8 million (16.2%) to $63.1 million, mainly because of higher revenues per mobile device.

•         Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain decreased $0.1 million (-7.1%) to $1.3 million, mainly because of store closings.

•         Other revenues decreased $0.4 million (-15.4%) to $2.2 million.

Videotron’s total ABPU was $49.70 in the third quarter of 2018, compared with $48.50 in the same period of 2017, a $1.20 (2.5%) increase. Mobile ABPU was $54.28 in the third quarter of 2018, compared with $53.34 in the same period of 2017, a $0.94 (1.8%) increase.

Customer statistics

RGUs – The total number of RGUs was 5,955,900 at September 30, 2018, an increase of 56,500 (0.9%) from the end of the second quarter of 2018 (compared with an increase of 50,400 in the same period of 2017), and a 12-month increase of 109,700 (1.9%) (Table 2).

Mobile telephony service – The number of subscriber connections to the mobile telephony service stood at 1,120,700 at September 30, 2018, an increase of 41,500 (3.8%) from the end of the second quarter of 2018 (compared with an increase of 37,000 in the same period of 2017), and a 12-month increase of 130,400 (13.2%) (Table 2).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,697,500 at September 30, 2018, an increase of 23,400 (1.4%) from the end of the second quarter of 2018 (compared with an increase of 26,900 in the same period of 2017), and a 12-month increase of 43,400 (2.6%) (Table 2). As of September 30, 2018, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,900,200 homes and businesses passed by Videotron’s network as of September 30, 2018, up from 2,867,400 one year earlier) of 58.5% compared with 57.7% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 2,300 (-0.1%) from the end of the second quarter of 2018 (compared with a decrease of 7,700 in the same period of 2017), and by 45,300 (-2.7%) in the 12-month period ended September 30, 2018 (Table 2). At the end of the third quarter of 2018, Videotron had 1,603,700 subscribers to its cable television services. The household and business penetration rate was 55.3% versus 57.5% a year earlier.

•         As of September 30, 2018, the number of subscribers to the illico Digital TV service stood at 1,603,700, a decrease of 2,300 (-0.1%) from the end of the second quarter of 2018 (compared with an increase of 7,100 in the same quarter of 2017), and a 12-month decrease of 200. As of September 30, 2018, illico Digital TV had a household and business penetration rate of 55.3% versus 55.9% a year earlier.

•         As of September 30, 2018, substantially all subscribers to the analog cable television service had migrated to digital service.

Cable telephony service – The number of subscriber connections to the cable telephony service stood at 1,131,100 at September 30, 2018, a decrease of 17,100 (-1.5%) from the end of the second quarter of 2018 (compared with a decrease of 15,600 in the same period of 2017), and a 12-month decrease of 74,300 (-6.2%) (Table 2). At September 30, 2018, the cable telephony service had a household and business penetration rate of 39.0% versus 42.0% a year earlier.

Club illico – The number of subscribers to Club illico stood at 402,900 at September 30, 2018, an increase of 11,000 (2.8%) from the end of the second quarter of 2018 (compared with an increase of 9,800 in the same period of 2017), and a 12-month increase of 55,500 (16.0%) (Table 2).

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2018	June 2018	March 2018	Dec. 2017	Sept. 2017	June 2017	March 2017	Dec. 2016

Mobile telephony	1,120.7	1,079.2	1,047.3	1,024.0	990.3	953.3	920.9	893.9
Cable Internet	1,697.5	1,674.1	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8
Cable television:
Analog	–	–	–	–	45.1	59.9	85.5	103.8
Digital	1,603.7	1,606.0	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1
	1,603.7	1,606.0	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9
Cable telephony	1,131.1	1,148.2	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1
Club illico	402.9	391.9	383.4	361.6	347.4	337.6	324.5	314.7
Total	5,955.9	5,899.4	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4

Adjusted EBITDA: $425.8 million, a $35.6 million (9.1%) increase due primarily to:

•                                impact of the net revenue increase;

•                                decreases in operating expenses, including engineering and advertising.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.5% in the third quarter of 2018 compared with 53.0% in the same period of 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the decrease in operating expenses.

Year-to-date operating results

Revenues: $2.53 billion, a $69.2 million (2.8%) increase due mainly to the same factors as those noted above in the discussion of third quarter 2018 results.

•                                Revenues from mobile telephony service increased $48.6 million (14.0%) to $394.9 million.

•                                Revenues from Internet access services increased $37.4 million (4.9%) to $805.2 million.

•                                Combined revenues from all cable television services decreased $8.4 million (-1.1%) to $747.7 million.

•                                Revenues from cable telephony service decreased $22.2 million (-7.4%) to $278.9 million.

•                                Revenues from Club illico increased $5.7 million (19.7%) to $34.6 million.

•                                Revenues of Videotron Business increased $2.0 million (2.1%) to $95.8 million.

•                                Revenues from customer equipment sales increased $7.3 million (4.7%) to $162.6 million.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $0.6 million (-12.8%) to $4.1 million.

•                                Other revenues decreased $0.8 million (-10.8%) to $6.6 million.

Videotron’s total ABPU was $49.40 in the first nine months of 2018, compared with $48.01 in the same period of 2017, a $1.39 (2.9%) increase. Mobile ABPU was $53.75 in the first nine months of 2018, compared with $53.11 in the same period of 2017, a $0.64 (1.2%) increase.

Customer statistics

RGUs – 74,800 (1.3%) unit increase in the first nine months of 2018 compared with an increase of 80,800 in the same period of 2017.

Mobile telephony service – 96,700 (9.4%) subscriber-connection increase in the first nine months of 2018 compared with an increase of 96,400 in the same period of 2017.

Cable Internet access – 31,000 (1.9%) customer increase in the first nine months of 2018 compared with an increase of 41,300 in the same period of 2017.

Cable television – 36,800 (-2.2%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2018 compared with a decrease of 41,900 in the same period of 2017.

•         Subscriptions to illico Digital TV service decreased by 36,800 (-2.2%) in the first nine months of 2018 compared with an increase of 16,800 in the same period of 2017.

•         Subscriptions to analog cable television services decreased by 58,700 in the first nine months of 2017.

Cable telephony service – 57,400 (-4.8%) subscriber-connection decrease in the first nine months of 2018 compared with a decrease of 47,700 in the same period of 2017.

Club illico – 41,300 (11.4%) subscriber increase in the first nine months of 2018 compared with an increase of 32,700 in the same period of 2017.

Adjusted EBITDA: $1.26 billion, an $87.0 million (7.4%) increase due primarily to:

•         impact of the net revenue increase;

•         favourable variance related to an adjustment recorded in the first nine months of 2018 arising from the Canadian Radio-television and Telecommunications Commission decision on roaming fees issued during the first quarter of 2018.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.2% in the first nine months of 2018 compared with 52.4% in the same period of 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the favourable retroactive adjustment related to roaming fees recorded in the first nine months of 2018.

Cash flows from operations

Quarterly cash flows from segment operations: $267.8 million compared with $231.3 million in the third quarter of 2017 (Table 3). The $36.5 million increase was due primarily to the $35.6 million increase in adjusted EBITDA.

Year-to-date cash flows from segment operations: $748.5 million compared with $646.7 million in the first nine months of 2017 (Table 3). The $101.8 million increase was due to the $87.0 million increase in adjusted EBITDA and a $49.6 million decrease in additions to property, plant and equipment because of reduced investment in wired and wireless networks, partially offset by a $33.7 million increase in additions to intangible assets, mainly reflecting spending on the Internet Protocol Television (“IPTV”) project and IT systems.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	With adoption of IFRS 15[1]						Without IFRS 15[2]
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30		September 30		September 30		September 30
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA	$425.8	$390.2	$1,258.9	$1,171.9	$415.1	$379.3	$1,252.8	$1,145.2
Additions to property, plant and equipment	(129.8)	(132.9)	(392.3)	(441.9)	(129.8)	(132.9)	(392.3)	(441.9)
Additions to intangible assets	(29.1)	(28.6)	(120.7)	(87.0)	(29.1)	(28.6)	(120.7)	(87.0)
Proceeds from disposal of assets (excluding proceeds from disposal of licences)	0.9	2.6	2.6	3.7	0.9	2.6	2.6	3.7
Cash flows from segment operations	$267.8	$231.3	$748.5	$646.7	$257.1	$220.4	$742.4	$620.0

1               Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2                Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Media

Third quarter 2018 operating results

Revenues: $170.9 million in the third quarter of 2018, a $15.9 million (-8.5%) decrease.

•                                Broadcasting revenues decreased by $5.4 million (-5.7%), mainly because of lower advertising revenues at TVA Network and lower subscription revenues at TVA Sports.

•                                Film production and audiovisual service revenues decreased by $1.2 million (-4.9%), mainly because of lower revenues from soundstage and equipment rental and from visual effects, partially offset by higher postproduction revenues.

•                                Newspaper publishing revenues decreased $3.4 million (-7.5%).

o                      Advertising revenues decreased 18.1%; circulation revenues decreased 2.0%; digital revenues decreased 6.5%; combined revenues from commercial printing and other sources increased 7.1%.

•                               Magazine publishing revenues decreased by $6.9 million (-27.4%), primarily as a result of lower advertising revenues, the sale of a publication, lower brand licencing revenues and lower newsstand revenues.

•                                Revenues of Quebecor Media Out of Home decreased by $0.3 million (-6.1%), essentially because of lower conventional advertising revenues.

Adjusted EBITDA: $29.6 million in the third quarter of 2018, a $6.1 million (-17.1%) decrease.

•                                Adjusted EBITDA from broadcasting decreased by $3.2 million (-16.1%), mainly because of the impact of the revenue decrease, partially offset by the reduction in operating expenses resulting from, among other things, the favourable impact of restructuring initiatives.

•                                Adjusted EBITDA from film production and audiovisual services decreased by $1.3 million (-13.3%), essentially because of the impact of the revenue decrease.

•                                Adjusted EBITDA from newspaper publishing increased by $0.4 million (16.0%), due primarily to the favourable impact of cost reductions generated by restructuring initiatives and decreased editorial, administration and promotion costs, which outweighed the effect of the revenue decrease and increased spending on digital activities.

•                                Adjusted EBITDA from magazine publishing decreased by $1.4 million (-43.8%), mainly because of the impact of the revenue decrease, partially offset by cost reductions related to restructuring initiatives and decreases in some operating expenses, including selling, subscription and printing expenses.

•                                Adjusted EBITDA of Quebecor Media Out of Home decreased by $0.7 million (-58.3%), due to the unfavourable impact of the revenue decrease combined with increases in some operating expenses, including maintenance.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 82.7% in the third quarter of 2018 compared with 80.9% in the same period of 2017, mainly because of the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, particularly in broadcasting and in film production and audiovisual services, partially offset by the impact of restructuring and cost-reduction initiatives and decreases in some operating expenses.

Year-to-date operating results

Revenues: $530.6 million in the first nine months of 2018, a $39.8 million (-7.0%) decrease.

•                                Broadcasting revenues decreased by $17.8 million (-5.5%), mainly because of lower advertising revenues at TVA Network and TVA Sports, as well as lower subscription revenues at TVA Sports.

•                                Film production and audiovisual service revenues decreased by $1.0 million (-2.0%), mainly because of:

o                        lower revenues from visual effects and dubbing.

Partially offset by:

o                        impact of acquisition of the assets of Mobilimage inc. (“Mobilimage”) in January 2018;

o                        higher postproduction revenues.

•                                Newspaper publishing revenues decreased $8.0 million (-5.8%).

o                      Advertising revenues decreased 12.9%; circulation revenues decreased 1.7%; digital revenues decreased 7.2%; combined revenues from commercial printing and other sources increased 4.1%.

•                                Magazine publishing revenues decreased by $13.5 million (-19.2%), due essentially to the same factors as those noted above in the discussion of third quarter 2018 operating results.

•                                Revenues of Quebecor Media Out of Home increased by $1.1 million (9.2%), mainly because of higher advertising revenues.

Adjusted EBITDA: $27.8 million in the first nine months of 2018, a $19.1 million (-40.7%) decrease.

•                                Adjusted EBITDA from broadcasting decreased by $14.8 million (-57.8%), mainly because of the impact of the revenue decrease and increases in some content costs, partially offset by the reduction in operating expenses resulting from, among other things, the favourable impact of restructuring initiatives.

•                                Adjusted EBITDA from film production and audiovisual services decreased by $0.7 million (-6.9%), due primarily to the impact of the revenue decrease.

•                                Adjusted EBITDA from newspaper publishing decreased by $1.1 million (-28.2%), mainly because of the impact of the revenue decrease and spending on digital activities, partially offset by the reduction in operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                                Adjusted EBITDA from magazine publishing decreased by $2.4 million (-32.0%), mainly because of the same factors as those noted above in the discussion of third quarter 2018 adjusted EBITDA.

•                                The adjusted EBITDA of Quebecor Media Out of Home increased by $0.6 million (85.7%), mainly because of the impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 94.8% in the first nine months of 2018, compared with 91.8% in the same period of 2017, mainly because of the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of restructuring and cost reduction initiatives.

Cash flows from operations

Quarterly cash flows from segment operations: $24.1 million compared with $25.9 million in the third quarter of 2017 (Table 4). The $1.8 million unfavourable variance was due primarily to the $6.1 million unfavourable variance in adjusted EBITDA, partially offset by a $3.8 million favourable variance in proceeds from disposal of assets.

Year-to-date cash flows from segment operations: $9.2 million compared with $22.3 million in the first nine months of 2017 (Table 4). The $13.1 million unfavourable variance was due primarily to the $19.1 million unfavourable variance in adjusted EBITDA, partially offset by a $3.8 million favourable variance in proceeds from disposal of assets and a $3.2 million decrease in additions to property, plant and equipment.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Adjusted EBITDA	$29.6	$35.7	$27.8	$46.9
Additions to property, plant and equipment	(8.2)	(9.3)	(18.8)	(22.0)
Additions to intangible assets	(1.1)	(0.5)	(3.6)	(2.6)
Proceeds from disposal of assets	3.8	–	3.8	–
Cash flows from segment operations	$24.1	$25.9	$9.2	$22.3

Sports and Entertainment

Third quarter 2018 operating results

Revenues: $54.5 million in the third quarter of 2018, a $2.2 million (-3.9%) decrease.

•                                Revenues from sports and concerts decreased by $0.7 million (-6.1%), mainly because of fewer performances of the coproduction Saturday Night Fever in the third quarter of 2018 than in the same period of 2017, partially offset by an increase in revenues from sporting events.

•                                Book distribution and publishing revenues decreased by $1.1 million (-3.0%), primarily as a result of lower volume in mass market distribution and lower revenues from general literature, partially offset by higher revenues from educational publishing.

•                                Music distribution and production revenues decreased by $0.2 million (-2.3%), primarily as a result of lower distribution revenues.

Adjusted EBITDA: $7.2 million in the third quarter of 2018, a $1.1 million (-13.3%) decrease.

•                                There was a $0.6 million unfavourable variance in adjusted EBITDA from sports and concerts, mainly because of the impact of the revenue decrease.

•                                Adjusted EBITDA from book distribution and publishing was stable.

•                                There was a $0.5 million unfavourable variance in negative adjusted EBITDA from music production, due primarily to increases in some operating expenses, including the charge for bad debts, and the impact of the revenue decrease.

Year-to-date operating results

Revenues: $128.6 million, a $2.4 million (-1.8%) decrease from the same period of 2017.

•                                Revenues from sports and concerts increased by $0.8 million (3.0%), mainly because of higher hockey revenues.

•                                Book distribution and publishing revenues decreased by $3.2 million (-4.0%), primarily as a result of lower volumes in mass market and bookstore distribution, combined with decreased revenues from general literature.

•                                Music distribution and production revenues were stable.

Adjusted EBITDA: $3.1 million in the first nine months of 2018, a $0.8 million (-20.5%) decrease.

•                                There was a $0.4 million favourable variance in negative adjusted EBITDA from sports and concerts, mainly because of the impact of the revenue increase, partially offset by higher operating expenses related to hockey and sporting events.

•                                Adjusted EBITDA from book distribution and publishing decreased by $0.5 million (-4.2%), due mainly to the impact of the revenue decrease, partially offset by decreases in some operating expenses, including selling and administrative expenses.

•                                There was a $0.7 million unfavourable variance in negative adjusted EBITDA from music production, due primarily to increases in some operating expenses, including selling and administrative expenses.

Cash flows from operations

Quarterly cash flows from segment operations: $6.1 million compared with $7.1 million in the third quarter of 2017 (Table 5). The $1.0 million unfavourable variance was mainly due to the $1.1 million decrease in adjusted EBITDA.

Year-to-date cash flows from segment operations: Negative $0.3 million compared with positive $0.5 million in the first nine months of 2017 (Table 5). The $0.8 million unfavourable variance was due primarily to the $0.8 million decrease in adjusted EBITDA.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Adjusted EBITDA	$7.2	$8.3	$3.1	$3.9
Additions to property, plant and equipment	(0.2)	(0.3)	(0.7)	(0.9)
Additions to intangible assets	(0.9)	(0.9)	(2.7)	(2.5)
Cash flows from segment operations (Negative cash flows from segment operations)	$6.1	$7.1	$(0.3)	$0.5

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2018

Cash flows provided by continuing operating activities: $462.1 million in the third quarter of 2018 compared with $383.8 million in the same period of 2017.

•                                The $78.3 million increase was due primarily to:

o                      $92.3 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, accounts payable and accrued charges, accounts receivable and provisions;

o                      $35.6 million increase in the Telecommunications segment’s adjusted EBITDA;

o                      $8.0 million favourable variance in the cash portion of the charge for restructuring of operations, litigation and other items.

•                                Partially offset by:

o                      $48.1 million increase in current income taxes;

o                      $6.1 million unfavourable variance in the Media segment’s adjusted EBITDA;

o                      $3.0 million increase in the cash portion of financial expenses.

Year to date

Cash flows provided by continuing operating activities: $1.10 billion in the first nine months of 2018 compared with $882.9 million in the same period of 2017.

•                                The $218.9 million increase was primarily due to:

o                      $282.5 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, inventory and provisions, partially offset by unfavourable variances in accounts payable and accrued charges;

o                      $87.0 million increase in the Telecommunications segment’s adjusted EBITDA;

o                      $11.0 million favourable variance in negative adjusted EBITDA at Head Office.

Partially offset by:

o                      $138.7 million increase in current income taxes in the first nine months of 2018 compared with the same period of 2017, mainly due to tax benefits recognized in the first nine months of 2017;

o                      $19.1 million unfavourable variance in the Media segment’s adjusted EBITDA.

The Telecommunications segment’s increased profitability, the favourable variance in income tax receivable and payable, and favourable variances in inventory and provisions in the Telecommunications segment had a favourable impact on cash flows provided by continuing operating activities in the first nine months of 2018 compared with the same period of 2017, while the unfavourable variance in accounts payable and accrued charges, and the decrease in the Media segment’s adjusted EBITDA, had an unfavourable impact.

Working capital: Negative $275.6 million at September 30, 2018 compared with positive $747.6 million at December 31, 2017. The $1.02 billion decrease was due primarily to the use of cash and cash equivalents for the repurchase of Quebecor Media Common Shares held by CDP Capital, as well as the increase in net income tax payable.

Investing activities

Third quarter 2018

Additions to property, plant and equipment: $138.9 million in the third quarter of 2018 compared with $142.3 million in the same period of 2017, a $3.4 million decrease.

Additions to intangible assets: $31.8 million in the third quarter of 2018 compared with $30.5 million in the same period of 2017, a $1.3 million increase.

Proceeds from disposal of assets: $4.7 million in the third quarter of 2018 compared with $432.7 million in the same period of 2017, a $428.0 million unfavourable variance.

•                                In the third quarter of 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million.

Business acquisitions: $5.8 million in the third quarter of 2018.

•                              In the third quarter of 2018, business acquisitions consisted of the acquisition of LC Media and Audio Zone by the Media segment.

Loans to the parent company: $147.1 million in the third quarter of 2018.

•                              On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021. On the same day, Quebecor drew down $10.0 million on this subordinated loan agreement and $50.0 million on the subordinated loan agreement dated April 3, 2018.

•                              On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021. On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

Year to date

Additions to property, plant and equipment: $417.5 million in the first nine months of 2018 compared with $465.0 million in the same period of 2017. The $47.5 million decrease was due to lower spending on wired and wireless networks in the Telecommunications segment.

Additions to intangible assets: $127.3 million in the first nine months of 2018 compared with $93.6 million in the same period of 2017. The $33.7 million increase was due primarily to spending on the IPTV project and IT systems in the Telecommunications segment.

Proceeds from disposal of assets: $6.4 million in the first nine months of 2018 compared with $618.0 million in the same period of 2017, a $611.6 million decrease:

•                                In the second quarter of 2017, Videotron sold its AWS-1 spectrum licence in the metropolitan Toronto area to Rogers for a cash consideration of $184.2 million.

•                                In the third quarter of 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million.

Business acquisitions: $7.2 million in the first nine months of 2018 compared with $5.8 million in the same period of 2017.

•                                In the first nine months of 2018, business acquisitions consisted of the acquisition of Mobilimage, LC Media and Audio Zone by the Media segment.

•                                In the first nine months of 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire by the Telecommunications segment.

Loans to the parent company: $509.1 million for the first nine months of 2018.

•                                On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021. On the same day, Quebecor drew down $10.0 million on the subordinated loan agreement.

•                                On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021. On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

•                                On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021. On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

•                                On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement. On September 28, 2018, Quebecor drew down the remaining amount of $50.0 million on the subordinated loan agreement.

Free cash flows from continuing operating activities

Third quarter 2018

Free cash flows from continuing operating activities: $296.1 million in the third quarter of 2018 compared with $213.7 million in the same period of 2017 (Table 6). The $82.4 million increase was due primarily to the $78.3 million increase in cash flows provided by continuing operating activities.

Year to date

Free cash flows from continuing operating activities: $563.4 million in the first nine months of 2018 compared with $328.1 million in the same period of 2017 (Table 6). The $235.3 million increase was primarily due to:

•                                $218.9 million increase in cash flows provided by continuing operating activities;

•                                $47.5 million decrease in additions to property, plant and equipment.

Partially offset by:

•                                $33.7 million increase in additions to intangible assets.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

			With adoption of IFRS15[1]				Without IFRS15[2]
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30		September 30		September 30		September 30
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$425.8	$390.2	$1,258.9	$1,171.9	$415.1	$379.3	$1,252.8	$1,145.2
Media	29.6	35.7	27.8	46.9	29.6	35.7	27.8	46.9
Sports and Entertainment	7.2	8.3	3.1	3.9	7.2	8.3	3.1	3.9
Head Office	1.4	(1.5)	(0.7)	(11.7)	1.4	(1.5)	(0.7)	(11.7)
	464.0	432.7	1,289.1	1,211.0	453.3	421.8	1,283.0	1,184.3
Cash interest expense[3]	(70.4)	(67.4)	(204.4)	(208.0)	(70.4)	(67.4)	(204.4)	(208.0)
Cash portion related to restructuring of operations, litigation and other items[4]	1.3	(6.7)	(7.2)	(7.3)	1.3	(6.7)	(7.2)	(7.3)
Current income taxes	(50.5)	(2.4)	(153.2)	(14.5)	(50.5)	(2.4)	(153.2)	(14.5)
Other	(2.6)	(0.4)	(4.2)	2.5	(2.6)	(0.4)	(4.2)	2.5
Net change in non-cash balances related to operating activities	120.3	28.0	181.7	(100.8)	120.3	28.0	181.7	(100.8)
Impact of IFRS 15	–	–	–	–	10.7	10.9	6.1	26.7
Cash flows provided by continuing operating activities	462.1	383.8	1,101.8	882.9	462.1	383.8	1,101.8	882.9

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding proceeds from disposal of licences):
Telecommunications	(158.0)	(158.9)	(510.4)	(525.2)	(158.0)	(158.9)	(510.4)	(525.2)
Media	(5.5)	(9.8)	(18.6)	(24.6)	(5.5)	(9.8)	(18.6)	(24.6)
Sports and Entertainment	(1.1)	(1.2)	(3.4)	(3.4)	(1.1)	(1.2)	(3.4)	(3.4)
Head Office	(1.4)	(0.2)	(6.0)	(1.6)	(1.4)	(0.2)	(6.0)	(1.6)
	(166.0)	(170.1)	(538.4)	(554.8)	(166.0)	(170.1)	(538.4)	(554.8)
Free cash flows from continuing operating activities	$296.1	$213.7	$563.4	$328.1	$296.1	$213.7	$563.4	$328.1

1               Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2               Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3               Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 to the condensed consolidated financial statements).

4               Restructuring of operations, litigation and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $830.0 million increase in the first nine months of 2018; $50.8 million net favourable variance in assets and liabilities related to derivative financial instruments.

•                                Additions to debt in the first nine months of 2018 essentially consisted of:

o                              $721.9 million increase in Videotron’s drawings on its revolving bank credit facility;

o                              $104.7 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o                              $21.6 million increase in the bank indebtedness of Videotron and Quebecor Media.

•                                Reductions in debt in the first nine months of 2018 mainly consisted of:

o                            current payments totalling $15.5 million on the term loan and other facilities of Videotron, TVA Group and Quebecor Media.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $608.5 million at September 30, 2018 compared with $557.7 million at December 31, 2017. The $50.8 million net favourable variance was mainly due to:

o                              favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o                              unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital to repurchase all of the share capital of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media, for a value of $1.69 billion. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

Financial position

Net available liquidity: $524.2 million at September 30, 2018 for Quebecor Media and its wholly owned subsidiaries, consisting of $544.8 million in available unused revolving credit facilities less $20.6 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.14 billion at September 30, 2018, an $830.0 million increase compared with December 31, 2017; $50.8 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                              Consolidated debt essentially consisted of Videotron’s $4.06 billion debt ($3.27 billion at December 31, 2017); TVA Group’s $55.6 million debt ($62.6 million at December 31, 2017); and Quebecor Media’s $2.03 billion debt ($1.98 billion at December 31, 2017).

As at September 30, 2018, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2019	14.9
2020	469.4
2021	719.9
2022	1,032.6
2023	1,597.2
2024 and thereafter	2,324.0
Total	$6,158.0

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of September 30, 2018 (6.1 years as of December 31, 2017). As at September 30, 2018, after taking into account hedging instruments, the debt consisted of approximately 76.4 % fixed-rate debt (87.7 % as of December 31, 2017) and 23.6 % floating-rate debt (12.3 % as of December 31, 2017).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At September 30, 2018, the Corporation was in compliance with all required financial ratios.

Dividends

•                              On November 7, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount $25.0 million, which was paid to its shareholder on November 8, 2018.

•                              On August 8, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount $25.0 million, which was paid to its shareholder on August 9, 2018.

Analysis of consolidated balance sheet at September 30, 2018

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2018 and December 31, 2017

(in millions of Canadian dollars)

	Sept. 30, 2018	Dec. 31, 2017	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$ 22.9	$ 864.9	$ (842.0)	Use of cash and cash equivalents for the repurchase of Quebecor Media Common Shares held by CDP Capital

Inventory	157.6	188.1	(30.5)	Impact of current variances in activity

Property, plant and equipment	3,475.3	3,554.3	(79.0)	Depreciation for the period less additions to property, plant and equipment on an accrual basis

Intangible assets	1,046.5	983.1	63.4	Investment in the IPTV project and IT systems by the Telecommunications segment on an accrual basis, less amortization for the period and the impairment charge

Loans to parent corporation	509.1	-	509.1	See “Investing activities”

Derivative financial instruments[1]	608.5	557.7	50.8	See “Financing activities”

Liabilities
Income taxes[2]	118.5	(16.0)	134.5	Current income taxes for the period

Long-term debt, including short-term portion and bank indebtedness	6,141.7	5,311.7	830.0	See “Financing activities”

Deferred income tax[3]	669.7	690.9	(21.2)	Income tax recovery reported under income and “Other comprehensive income”

1                Long-term assets less long-term liabilities.

2                Current liabilities less current assets.

3                Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2018, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of September 30, 2018

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,158.0	$14.9	$1,189.3	$2,629.8	$2,324.0
Interest payments[2]	1,508.9	218.3	573.5	427.3	289.8
Operating leases	240.5	49.9	57.6	33.5	99.5
Additions to property, plant and equipment and other commitments	1,358.2	252.8	355.7	279.6	470.1
Derivative financial instruments[3]	(660.1)	0.5	(81.4)	(496.9)	(82.3)
Total contractual obligations	$8,605.5	$536.4	$2,094.7	$2,873.3	$3,101.1

1                The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2                Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2018.

3                Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $2.5 million ($2.3 million in the same period of 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $0.6 million ($1.0 million in the same period of 2017). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $7.5 million ($6.9 million in the same period of 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $1.9 million ($2.0 million in the same period of 2017). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2018, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2017), and incurred management fees of $0.5 million ($0.7 million in the same period of 2017) with shareholders.

During the first nine months of 2018, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.7 million in the same period of 2017), and incurred management fees of $1.9 million ($2.0 million in the same period of 2017) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2018 and December 31, 2017 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,158.0)	$(6,288.5)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	0.4	0.4	(4.5)	(4.5)
Cross-currency interest rate swaps	608.1	608.1	562.2	562.2

1                The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the third quarters and first nine months of 2018 and 2017 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Loss (gain) on the ineffective portion of fair value hedges	$0.7	$0.9	$(0.2)	$2.4
Loss on the ineffective portion of cash flow hedges	–	–	1.6	–
Gain on embedded derivatives related to long term debt	–	–	–	(0.6)
	$0.7	$0.9	$1.4	$1.8

Losses of $0.4 million and $44.8 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2018 respectively (gains of $35.8 million and $63.8 million in the third quarter and first nine months of 2017 respectively).

Changes in Accounting Policies

i)                               IFRS 9 – Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

ii)                            IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•            the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•              the entity can identify each party’s rights regarding the goods or services to be transferred;

•              the entity can identify the payment terms for the goods or services to be transferred;

•              the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•              it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount.

The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended September 30, 2017	Nine months ended September 30, 2017

Revenues	$5.9	$17.5
Purchase of goods and services	(5.0)	(9.2)
Deferred income tax expenses	2.9	7.1
Net income and comprehensive income attributable to shareholders	$8.0	$19.6

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1            The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2            The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing and financing activities.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  the intensity of competitive activity in the industries in which Quebecor Media operates;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                 Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                 disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  labour disputes or strikes;

•                  changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2018	2017	2018	2017
			(restated, note 2)		(restated, note 2)

Revenues	3	$1,058.2	$1,040.6	$3,108.4	$3,080.7

Employee costs	4	164.1	169.0	524.0	534.3
Purchase of goods and services	4	430.1	438.9	1,295.3	1,335.4
Depreciation and amortization		181.3	174.6	540.1	516.4
Financial expenses	5	72.1	69.1	209.5	213.1
Loss on valuation and translation of financial instruments		0.7	0.9	1.4	1.8
Restructuring of operations, litigation and other items	6	13.6	6.7	22.1	7.3
Gain on sale of spectrum licences	7	-	(243.1)	-	(330.9)
Impairment of goodwill and other assets	8	-	43.5	-	43.8
Loss on debt refinancing		-	-	-	15.6
Income before income taxes		196.3	381.0	516.0	743.9

Income taxes (recovery):
Current		50.5	2.4	153.2	14.5
Deferred		1.4	66.2	(16.6)	88.0

		51.9	68.6	136.6	102.5
Income from continuing operations		144.4	312.4	379.4	641.4
Income from discontinued operations		-	5.9	-	14.3
Net income		$144.4	$318.3	$379.4	$655.7

Income (loss) from continuing operations attributable to
Shareholders		$140.1	$317.2	$380.0	$649.3
Non-controlling interests		4.3	(4.8)	(0.6)	(7.9)

Net income (loss) attributable to
Shareholders		$140.1	$323.1	$380.0	$663.6
Non-controlling interests		4.3	(4.8)	(0.6)	(7.9)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)

Income from continuing operations	$144.4	$312.4	$379.4	$641.4

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(0.4)	35.8	(44.8)	63.8
Deferred income taxes	3.0	0.5	5.1	25.5

	2.6	36.3	(39.7)	89.3

Comprehensive income from continuing operations	147.0	348.7	339.7	730.7

Income from discontinued operations	-	5.9	-	14.3

Comprehensive income	$147.0	$354.6	$339.7	$745.0

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$142.7	$353.5	$340.3	$738.6
Non-controlling interests	4.3	(4.8)	(0.6)	(7.9)

Comprehensive income (loss) attributable to
Shareholders	$142.7	$359.4	$340.3	$752.9
Non-controlling interests	4.3	(4.8)	(0.6)	(7.9)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)

	Three months ended September 30, 2018

				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$859.8	$170.9	$54.5	$(27.0)	$1,058.2

Employee costs	91.9	54.7	10.1	7.4	164.1
Purchase of goods and services	342.1	86.6	37.2	(35.8)	430.1
Adjusted EBITDA[1]	425.8	29.6	7.2	1.4	464.0

Depreciation and amortization					181.3
Financial expenses					72.1
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations, litigation and other items					13.6
Income before income taxes					$196.3

Additions to property, plant and equipment	$129.8	$8.2	$0.2	$0.7	$138.9

Additions to intangible assets	29.1	1.1	0.9	0.7	31.8

	Three months ended September 30, 2017 (restated, note 2)

				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$829.6	$186.8	$56.7	$(32.5)	$1,040.6

Employee costs	92.7	56.0	9.7	10.6	169.0
Purchase of goods and services	346.7	95.1	38.7	(41.6)	438.9
Adjusted EBITDA[1]	390.2	35.7	8.3	(1.5)	432.7

Depreciation and amortization					174.6
Financial expenses					69.1
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations, litigation and other items					6.7
Gain on sale of spectrum licences					(243.1)
Impairment of goodwill and other assets					43.5
Income before income taxes					$381.0

Additions to property, plant and equipment	$132.9	$9.3	$0.3	$(0.2)	$142.3

Additions to intangible assets	28.6	0.5	0.9	0.5	30.5

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)

	Nine months ended September 30, 2018

				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$2,530.4	$530.6	$128.6	$(81.2)	$3,108.4

Employee costs	291.7	176.9	29.5	25.9	524.0
Purchase of goods and services	979.8	325.9	96.0	(106.4)	1,295.3
Adjusted EBITDA[1]	1,258.9	27.8	3.1	(0.7)	1,289.1

Depreciation and amortization					540.1
Financial expenses					209.5
Loss on valuation and translation of financial instruments					1.4
Restructuring of operations, litigation and other items					22.1
Income before income taxes					$516.0

Additions to property, plant and equipment	$392.3	$18.8	$0.7	$5.7	$417.5

Additions to intangible assets	120.7	3.6	2.7	0.3	127.3

	Nine months ended September 30, 2017 (restated, note 2)

				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$2,461.2	$570.4	$131.0	$(81.9)	$3,080.7

Employee costs	291.6	176.8	28.4	37.5	534.3
Purchase of goods and services	997.7	346.7	98.7	(107.7)	1,335.4
Adjusted EBITDA[1]	1,171.9	46.9	3.9	(11.7)	1,211.0

Depreciation and amortization					516.4
Financial expenses					213.1
Loss on valuation and translation of financial instruments					1.8
Restructuring of operations, litigation and other items					7.3
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and other assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$743.9

Additions to property, plant and equipment	$441.9	$22.0	$0.9	$0.2	$465.0

Additions to intangible assets	87.0	2.6	2.5	1.5	93.6

1      The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars) (unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 11)			(note 13)

Balance as of December 31, 2016,
as previously reported	$3,701.4	$1.3	$(1,982.8)	$(129.5)	$90.8	$1,681.2
Changes in accounting policies (note 2)	-	-	177.3	-	-	177.3
Balance as of December 31, 2016, as restated	3,701.4	1.3	(1,805.5)	(129.5)	90.8	1,858.5
Net income (loss)	-	-	663.6	-	(7.9)	655.7
Other comprehensive income	-	-	-	89.3	-	89.3
Dividends	-	-	(25.0)	-	-	(25.0)
Reduction of paid-up capital	(50.0)	-	-	-	-	(50.0)
Repurchase of shares	(20.6)	-	(23.3)	-	-	(43.9)
Balance as of September 30, 2017	3,630.8	1.3	(1,190.2)	(40.2)	82.9	2,484.6
Net income	-	-	102.2	-	3.1	105.3
Other comprehensive (loss) income	-	-	-	(20.2)	0.3	(19.9)
Dividends	-	-	(25.0)	-	-	(25.0)
Balance as of December 31, 2017	3,630.8	1.3	(1,113.0)	(60.4)	86.3	2,545.0
Net income (loss)	-	-	380.0	-	(0.6)	379.4
Other comprehensive loss	-	-	-	(39.7)	-	(39.7)
Dividends	-	-	(75.0)	-	(0.2)	(75.2)
Repurchase of shares (note 11)	(611.1)	-	(928.9)	-	-	(1,540.0)
Balance as of September 30, 2018	$3,019.7	$1.3	$(1,736.9)	$(100.1)	$85.5	$1,269.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Income from continuing operations		$144.4	$312.4	$379.4	$641.4
Adjustments for:
Depreciation of property, plant and equipment		154.8	147.9	461.7	438.6
Amortization of intangible assets		26.5	26.7	78.4	77.8
Loss on valuation and translation of financial instruments		0.7	0.9	1.4	1.8
Gain on sale of spectrum licences	7	-	(243.1)	-	(330.9)
Restructuring of operations and impairment of goodwill and other assets	6,8	14.9	43.5	14.9	43.8
Loss on debt refinancing		-	-	-	15.6
Amortization of financing costs and long-term debt discount	5	1.7	1.7	5.1	5.1
Deferred income taxes		1.4	66.2	(16.6)	88.0
Other		(2.6)	(0.4)	(4.2)	2.5
		341.8	355.8	920.1	983.7
Net change in non-cash balances related to operating activities		120.3	28.0	181.7	(100.8)
Cash flows provided by continuing operating activities		462.1	383.8	1,101.8	882.9
Cash flows related to investing activities
Business acquisitions		(5.8)	-	(7.2)	(5.8)
Additions to property, plant and equipment		(138.9)	(142.3)	(417.5)	(465.0)
Additions to intangible assets		(31.8)	(30.5)	(127.3)	(93.6)
Proceeds from disposal of assets		4.7	432.7	6.4	618.0
Loans to the parent corporation	9	(147.1)	-	(509.1)	-
Other		(0.1)	(4.5)	(1.1)	(4.7)
Cash flows (used in) provided by continuing investing activities		(319.0)	255.4	(1,055.8)	48.9
Cash flows related to financing activities
Net change in bank indebtedness		(5.7)	(7.5)	21.6	(18.9)
Net change under revolving facilities		(94.2)	(6.8)	721.9	(209.3)
Issuance of long-term debt, net of financing fees		-	-	-	794.5
Repayment of long-term debt		(3.3)	(2.4)	(15.5)	(655.7)
Settlement of hedging contracts		-	-	(0.8)	(3.2)
Repurchase of Common Shares	11	-	(43.9)	(1,540.0)	(43.9)
Reduction of paid-up capital		-	-	-	(50.0)
Dividends		(25.0)	(25.0)	(75.0)	(25.0)
Dividends paid to non-controlling interests		-	-	(0.2)	-
Cash flows used in continuing financing activities		(128.2)	(85.6)	(888.0)	(211.5)

Net change in cash and cash equivalents from continuing operations		14.9	553.6	(842.0)	720.3

Cash flows used in discontinued operations		-	(0.3)	-	(0.6)

Cash and cash equivalents at beginning of period		8.0	187.1	864.9	20.7
Cash and cash equivalents at end of period		$22.9	$740.4	$22.9	$740.4

Cash and cash equivalents consist of
Cash		$22.0	$738.7	$22.0	$738.7
Cash equivalents		0.9	1.7	0.9	1.7
		$22.9	$740.4	$22.9	$740.4

Interest and taxes reflected as operating activities
Cash interest payments		$46.1	$39.1	$183.5	$171.1
Cash income tax payments (net of refunds)		(4.6)	1.1	12.4	57.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		September 30	December 31	December 31
	Note	2018	2017	2016
			(restated, note 2)	(restated, note 2)

Assets

Current assets
Cash and cash equivalents		$22.9	$864.9	$20.7
Accounts receivable		530.8	543.0	525.0
Contract assets		136.3	132.8	106.6
Income taxes		7.4	29.3	6.9
Inventories		157.6	188.1	183.3
Other current assets		132.1	119.7	102.3
		987.1	1,877.8	944.8

Non-current assets
Property, plant and equipment		3,475.3	3,554.3	3,562.5
Intangible assets		1,046.5	983.1	1,224.0
Goodwill		2,697.9	2,695.8	2,725.4
Derivative financial instruments		634.5	591.8	809.0
Deferred income taxes		39.7	33.2	16.0
Loans to the parent corporation	9	509.1	-	-
Other assets		181.4	185.0	176.9
		8,584.4	8,043.2	8,513.8
Total assets		$9,571.5	$9,921.0	$9,458.6

Liabilities and equity

Current liabilities
Bank indebtedness		$21.6	$-	$18.9
Accounts payable and accrued charges		715.0	725.6	691.6
Provisions		28.8	25.4	69.3
Deferred revenue		356.5	346.8	339.7
Income taxes		125.9	13.3	35.2
Current portion of long-term debt	10	14.9	19.1	20.9
		1,262.7	1,130.2	1,175.6

Non-current liabilities
Long-term debt	10	6,105.2	5,292.6	5,617.2
Derivative financial instruments		26.0	34.1	0.3
Other liabilities		198.7	195.0	202.8
Deferred income taxes		709.4	724.1	604.2
		7,039.3	6,245.8	6,424.5

Equity
Capital stock	11	3,019.7	3,630.8	3,701.4
Contributed surplus		1.3	1.3	1.3
Deficit		(1,736.9)	(1,113.0)	(1,805.5)
Accumulated other comprehensive loss	13	(100.1)	(60.4)	(129.5)
Equity attributable to shareholders		1,184.0	2,458.7	1,767.7
Non-controlling interests		85.5	86.3	90.8
		1,269.5	2,545.0	1,858.5

Total liabilities and equity		$9,571.5	$9,921.0	$9,458.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, since June 22, 2018, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the distribution of movies, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.                BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2017 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 7, 2018.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2018.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES

(i)            IFRS 9 – Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS  9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                  the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                  the entity can identify each party’s rights regarding the goods or services to be transferred;

•                  the entity can identify the payment terms for the goods or services to be transferred;

•                  the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                  it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(ii)         IFRS 15 – Revenue from Contracts with Customers (continued)

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended September 30, 2017	Nine months ended September 30, 2017

Revenues	$5.9	$17.5
Purchase of goods and services	(5.0)	(9.2)
Deferred income tax expenses	2.9	7.1
Net income and comprehensive income attributable to shareholders	$8.0	$19.6

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1           The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2           The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing, or financing activities.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.                REVENUES

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(restated, note 2)		(restated, note 2)

Internet	$272.0	$260.7	$805.2	$767.8
Cable television	247.6	252.0	747.7	756.1
Mobile telephony	138.3	119.5	394.9	346.3
Cable telephony	91.0	98.2	278.8	301.0
Telecommunication equipment sales	63.1	54.3	162.6	155.3
Connection and data services	32.4	30.8	95.8	93.7
Over-the-top video	12.0	10.1	34.7	28.9
Advertising - television	46.6	50.8	176.9	192.1
Subscription - television	31.4	32.3	94.4	96.7
Film production and audiovisual	23.4	24.6	49.4	50.4
Advertising – newspapers and magazines	24.1	31.2	78.3	93.6
Circulation and other – newspapers and magazines	35.9	39.1	108.1	114.3
Other	40.4	37.0	81.6	84.5
	$1,058.2	$1,040.6	$3,108.4	$3,080.7

4.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	(restated, note 2)		(restated, note 2)

Employee costs	$210.4	$209.8	$668.6	$673.0
Less employee costs capitalized to property, plant and equipment and intangible assets	(46.3)	(40.8)	(144.6)	(138.7)
	164.1	169.0	524.0	534.3
Purchase of goods and services:
Royalties, rights and creation costs	149.1	150.2	504.9	506.1
Cost of products sold	102.5	92.1	267.7	255.9
Service contracts	38.4	44.6	116.5	129.6
Marketing, circulation and distribution expenses	24.9	27.9	73.9	79.8
Building expenses	24.8	24.9	73.2	73.9
Other	90.4	99.2	259.1	290.1
	430.1	438.9	1,295.3	1,335.4
	$594.2	$607.9	$1,819.3	$1,869.7

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.                FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Interest on long-term debt	$74.6	$68.3	$212.9	$206.0
Amortization of financing costs and long-term debt discount	1.7	1.7	5.1	5.1
Interest on net defined benefit liability	1.3	1.5	4.1	4.4
(Gain) loss on foreign currency translation on short-term monetary items	–	(1.5)	0.7	(2.2)
Interest from the parent corporation	(5.8)	–	(7.2)	–
Other	0.3	(0.9)	(6.1)	(0.2)
	$72.1	$69.1	$209.5	$213.1

6.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2018, a net gain of $1.3 million and a net charge of $7.2 million were recorded relating to various cost reduction initiatives across the Corporation and disposal of assets (net charges of $6.7 million and $7.3 million in 2017 which were related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services in the Telecommunications segment).

During three-month and nine-month periods ended September 30, 2018, an impairment charge on assets of $14.9 million was also recorded mainly in the Telecommunications segment as a result of restructuring initiatives.

7.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, Videotron Ltd. (“Videotron”) sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

As a result of these transactions, tax benefits of $44.4 million, on previous years’ capital losses, were recognized in the consolidated statement of income in the second quarter of 2017.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                IMPAIRMENT OF GOODWILL AND OTHER ASSETS

During the third quarter of 2017, the Corporation performed an impairment test of its Magazines cash generating unit (“CGU”) in light of the continuous downtrend in revenues in this industry. The Corporation concluded that the recoverable amount based on a value in use was less than the carrying amount of the Magazines CGU and recorded a goodwill impairment charge of $30.0 million, including $1.5 million without any tax consequence, and an impairment charge of $12.4 million on intangible assets, including $3.1 million without any tax consequence.

During the respective three-month and nine-month periods ended September 30, 2017, impairment charges on intangible assets of $1.1 million and $1.4 million were also recorded in other segments.

9.                LOANS TO THE PARENT CORPORATION

On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan.  The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021.  On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement. On September 28, 2018, Quebecor drew down the remaining amount of $50.0 million on the subordinated loan agreement.

On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021.  On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021.  On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021.  On the same day, Quebecor drew down $10.0 million on the subordinated loan agreement.

10.         LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2018	December 31, 2017

Long-term debt	$6,158.0	$5,346.7
Change in fair value related to hedged interest rate risk	(2.6)	5.8
Financing fees, net of amortization	(35.3)	(40.8)
	6,120.1	5,311.7
Less current portion	(14.9)	(19.1)
	$6,105.2	$5,292.6

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.         CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•    An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•    An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•    An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•    An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•    An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•    An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017	95,441,277	$3,630.8
Redemption	(16,064,215)	(611.1)
Balance as of September 30, 2018	79,377,062	$3,019.7

On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”), for a total aggregate purchase price of $1.54 billion, paid in cash.  All repurchased shares were cancelled. The excess of $928.9 million of the purchase price over the carrying value of Common Shares repurchased were recorded in increase of the deficit. Cash on hand and drawings under the Videotron secured revolving credit facility were used to finance the Corporation Common Shares repurchase.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.         CAPITAL STOCK (continued)

(b)           Issued and outstanding capital stock (continued)

On July 6, 2017, Quebecor Media repurchased and cancelled 541,899 of its Common Shares held by CDP Capital for an amount of $37.7 million. On the same day, Quebecor Media also paid off a security held by CDP Capital for an amount of $6.2 million. The $23.3 million excess of the shares repurchase value and the security payment over the carrying value of Common Shares repurchased was recorded as an increase of the deficit.

12.         STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30, 2018:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2017	440,000	$12.31
Exercised	(100,000)	12.75
As of September 30, 2018	340,000	$12.17
Vested options as of September 30, 2018	340,000	$12.17

Quebecor Media
As of December 31, 2017	595,827	$62.84
Exercised	(157,277)	61.45
As of September 30, 2018	438,550	$63.34
Vested options as of September 30, 2018	276,450	$60.13

TVA Group Inc.
As of December 31, 2017 and September 30, 2018	60,000	$6.85
Vested options as of September 30, 2018	36,000	$6.85

During the three-month period ended September 30, 2018, 54,300 stock options of Quebecor Media were exercised for a cash consideration of $2.2 million (101,728 stock options of Quebecor Media for $2.7 million and 50,000 stock options of Quebecor for $0.6 million in 2017). During the nine-month period ended September 30, 2018, 100,000 stock options of Quebecor were exercised for a cash consideration of $1.2 million (630,000 stock options for $4.7 million in 2017) and 157,277 stock options of Quebecor Media were exercised for a cash consideration of $5.6 million (160,378 stock options for $4.0 million in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.         STOCK-BASED COMPENSATION PLANS (continued)

Mid-term stock-based compensation plan

Under a mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. All the 93,610 units outstanding as of December 31, 2017 were exercised during the first quarter of 2018 for a cash consideration of $0.8 million (1,140,941 units for a cash consideration of $4.9 million in the first quarter and the nine-month period of 2017).

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Inc. Class B Non-Voting Shares (TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares.  As of September 30, 2018, 208,348 DSUs based on Quebecor Class B Shares, 246,112 DSUs based on TVA Group Class B Shares, 264,718 PSUs based on Quebecor Class B Shares and 270,637 PSUs based on TVA Group Class B Shares were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended September 30, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.8 million ($4.6 million in 2017). For the nine-month period ended September 30, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $11.5 million ($14.1 million in 2017).

13.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(86.2)	$(43.3)	$(129.5)
Other comprehensive income	89.3	–	89.3
Balance as of September 30, 2017	3.1	(43.3)	(40.2)
Other comprehensive loss	(17.6)	(2.6)	(20.2)
Balance as of December 31, 2017	(14.5)	(45.9)	(60.4)
Other comprehensive loss	(39.7)	–	(39.7)
Balance as of September 30, 2018	$(54.2)	$(45.9)	$(100.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/2-year period.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.         FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments :

•                 Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:    inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:    inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,158.0)	$(6,288.5)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	0.4	0.4	(4.5)	(4.5)
Cross-currency interest rate swaps	608.1	608.1	562.2	562.2

1           The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ JEAN-FRANÇOIS PRUNEAU

Jean-François Pruneau

Senior Vice President and

Chief Financial Officer

Date: November 14, 2018